

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 14, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

      Re: Terex Corporation
               Form 10-K for the Year Ended December 31, 2010
               Filed February 18, 2011
               File No. 001-10702

Dear Mr. Widman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>– Non-GAAP Measures</u>

1.   We note that in the disclosure of the 2009 ROIC, you refer to 'loss before income taxes as adjusted,' 'loss from operations as adjusted,' 'provision for (benefit from) income taxes as adjusted,' 'cash and cash equivalents as adjusted,' and stockholders' equity as adjusted.' However, we do not see where you have provided the reconciliations for such non-GAAP measures for each of the quarterly periods in 2009. Please revise your future filings to include the reconciliation of all of the quarterly non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in with US GAAP for <u>all</u> periods presented. Refer to the guidance in Item 10(e)(1)(i)(a)-(b) of Regulation S-K.

2.   Further to the above, we note your disclosures regarding non-GAAP measures used by the company, including the discussion regarding 'net operating profit after tax' as it relates to your calculation of ROIC. However, it appears that you also present other non-GAAP measures that are similarly used in the calculation of ROIC, including 'loss before income taxes as adjusted,' 'loss from operations as adjusted,' 'provision for (benefit from) income taxes as adjusted,' 'cash and cash equivalents as adjusted,' 'adjusted debt,' and 'stockholders' equity as adjusted.' Please revise future filings to more clearly provide the narrative disclosures required by Item 10(e) of Regulation S-K for each of these non-GAAP measures. In this regard, it appears from the current disclosures that these measures are only used for purposes of calculating ROIC. Please revise future filings to discuss any additional ways management utilizes the non-GAAP measures.

<u>Liquidity and Capital Resources, page 51</u>

3.   We note your disclosure on page F-17 that you do not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on the undistributed earnings or losses of your foreign subsidiaries because such earnings are reinvested and will continue to be reinvested indefinitely. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Notes to Consolidated Financial Statements, page F-7

General

4.   We note your disclosure on page 7 that you assist customers in their rental, leasing and acquisition of your products through Terex Financial Services. With a view toward enhanced disclosure in future filings, please describe to us in greater detail the activities carried out by Terex Financial Services. Tell us whether you provide for financing on the sale of any of your products beyond the sales-type leases disclosed and, if so, discuss your accounting for such financing receivables.

5.   Further to the above, we note from your disclosure on page F-10 regarding sales-type leases. Please clarify if these sales-type leases are arranged through Terex Financial Services. In addition, revise future filings to provide the disclosures required by paragraph 840-30-50-4 of the FASB Accounting Standards Codification.

Note D. Discontinued Operations, page F-18

6.   We note your disclosures here related to the sale of your Mining business to Bucyrus and that you recognized a $606 million gain, net of tax, during the year ended December 31, 2010, related to this disposition. We further note that Bucyrus has provided you with their calculation of the net asset value of the Mining business, which seeks a payment of approximately $149 million from you to Bucyrus. Please explain to us how you considered the disputed amount of $149 million in your determination of the gain recognized in connection with the sale.

Note R. Litigation and Contingencies, page F-43

7.   We note your disclosures here regarding various legal proceedings and contingencies. You state that you believe that the outcome of such matters will not have a material adverse effect on your consolidated financial position. Please revise future filings to explain the possible effect on your financial statements as a whole, including your consolidated statement of operations, rather than just on your consolidated financial position. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

8.   For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief